Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO

OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 and the nine months ended September 30, 2011. As the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage for the years ended December 31, 2007, 2008, 2009 and 2010, and for the nine months ended September 30, 2011, we have provided the coverage deficiency amounts for those periods. Earnings are the sum of (i) loss from continuing operations before losses from equity affiliates, and (ii) fixed charges, less (i) interest capitalized. Fixed charges are the sum of (i) interest expensed and capitalized, (ii) amortization of capitalized expenses related to indebtedness, and (iii) estimate of interest within rental expense.

						Nine Months Ended September 30, 2011
	Year Ended December 31,
	2006	2007	2008	2009	2010
Income (Loss) from continuing operations before income taxes*	$2,352	$(39,100)	$(29,181)	$(24,135)	$(16,911)	$(8,985)
Plus: Fixed charges	372	287	255	179	865	959
Less: Interest capitalized	1	—	—	—	1,475	1,137

Earnings, as adjusted	$2,723	$(38,813)	$(28,926)	$(23,956)	$(17,521)	$(9,163)

Fixed charges	372	286	255	179	865	959

Total fixed charges	$372	$286	$255	$179	$865	$959

Preferred stock dividends	—	—	—	—	—	—
Ratio of earnings to fixed charges	7.32	—	—	—	—	—
Ratio of earnings to combined fixed charges and prefererred stock dividends	7.32	—	—	—	—	—
Deficiency of earnings available to cover fixed charges	—	(38,527)	(28,671)	(23,777)	(16,656)	(8,204)

Deficiency of earnings available to cover fixed charges and preferred stock dividends	—	$(38,527)	$(28,671)	$(23,777)	$(16,656)	$(8,204)

*	Excluding losses from minority interest and income/loss from equity investees.